UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 24)1

LANDRY’S RESTAURANTS, INC.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

51508L 10 3
(CUSIP Number)

Tilman J. Fertitta
1510 West Loop South
Houston, Texas  77027
(713) 386-7000
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

with copies to:

STEVEN WOLOSKY, ESQ.
OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 17, 2010
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 51508L 10 3

1	NAME OF REPORTING PERSON Tilman J. Fertitta
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 9,694,155 (1) (2)
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 9,694,155 (1) (2)
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,694,155 (1) (2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 56.9%
14	TYPE OF REPORTING PERSON IN

(1)	Includes 800,000 shares subject to options that have not been exercised by Tilman J. Fertitta but which are immediately exercisable or will become exercisable within 60 days of the date hereof.

(2)
Includes 500,000 shares of restricted Common Stock which vest 10 years from the effective date of grant and an additional 275,000 shares of restricted Common Stock which vest 7 years from the effective date of grant.

CUSIP NO. 51508L 10 3

1	NAME OF REPORTING PERSON Fertitta Group, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 9,694,155 (1) (2)
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 9,694,155 (1) (2)
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,694,155 (1) (2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 56.9%
14	TYPE OF REPORTING PERSON CO

(1)	Includes 800,000 shares subject to options that have not been exercised by Tilman J. Fertitta but which are immediately exercisable or will become exercisable within 60 days of the date hereof.

(2)
Includes 500,000 shares of restricted Common Stock which vest 10 years from the effective date of grant and an additional 275,000 shares of restricted Common Stock which vest 7 years from the effective date of grant.

CUSIP NO. 51508L 10 3

AMENDMENT NO. 24 TO SCHEDULE 13D

The following constitutes Amendment No. 24 (“Amendment No. 24”) to the Schedule 13D filed by the undersigned.  Such Schedule 13D is hereby amended as follows:

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 is hereby amended to add the following:

On August 17, 2010, Landry’s Holdings, Inc. (“Holdings”), a holding company organized by Fertitta, priced an offering of $110 million aggregate principal amount of 11.50% senior secured notes due 2014 (the “notes”).  The offering is expected to close on August 31, 2010.

A portion of the net proceeds from the offering may be used to finance, in part, the acquisition of Landry’s by Parent, a wholly-owned subsidiary of Holdings, pursuant to the Merger Agreement, as amended by the First Amendment and the Second Amendment.  However, the Merger is not dependent on the use of these proceeds to be consummated nor is it a condition to the Merger that the notes be sold.  Pending the consummation of the Merger, the net proceeds of the offering, together with additional funds provided by or on behalf of Fertitta Entertainment, Inc. (“Fertitta Entertainment”), Holdings’ sole stockholder, will be placed into an escrow account. If the Merger is not consummated on or before December 31, 2010, Holdings will be required to use the funds in the escrow account to redeem the notes.

ITEM 4.	PURPOSE OF TRANSACTION

Item 4 is hereby amended to add the following:

Fertitta has organized Holdings and Fertitta Entertainment, additional intermediate holding companies wholly owned and controlled by Fertitta that may be used to facilitate the Merger.  The involvement of any such intermediate entities will have no effect upon the Merger as it pertains to the interests of Landry’s unaffiliated stockholders.

CUSIP NO. 51508L 10 3

SIGNATURE

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

August 19, 2010
(Date)

/s/ Tilman J. Fertitta
Tilman J. Fertitta

FERTITTA GROUP, INC.

By:	/s/ Tilman J. Fertitta
	Name:	Tilman J. Fertitta
	Title:	Chief Executive Officer and President